ENDORSEMENT APPLICABLE TO FIXED MATURITY OPTIONS

The term "Contract" as used in this endorsement applies to either a Contract or Certificate. This endorsement is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this endorsement that are introduced below. The benefit described in this endorsement is subject to all the terms contained in your Contract, except as modified below. In this endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

Each Fixed Maturity Option is subject to a market value adjustment formula that may result in adjustments, positive or negative, in benefits. Such market value adjustment will not apply upon transfer to a new Fixed Maturity Option or to another Investment Option on the Fixed Maturity Option's Expiration Date. The amount in a Fixed Maturity Option before application of a market value adjustment is called the Fixed Maturity Amount. Before the Expiration Date, the Annuity Account Value in a Fixed Maturity Option will reflect the market value adjustment that we would make if the entire amount in the Fixed Maturity Option were withdrawn.

I.   FIXED MATURITY OPTION

     We may offer one or more Fixed Maturity Options. For each such Fixed Maturity Option, we guarantee to credit interest at the Rate to Maturity. Interest will be credited daily to amounts in the Fixed Maturity Options. The duration of each Fixed Maturity Option offered under the Contract and the Rate to Maturity that applies to each Fixed Maturity Option will be furnished by us upon request. The Fixed Maturity Option duration(s) and the Rate to Maturity for each Fixed Maturity Option available upon issuance of your Contract is shown in the Data Pages.

     Contributions and transfers to a Fixed Maturity Option will be allocated according to your election. Contributions and transfers into a Fixed Maturity Option will receive the Rate to Maturity for that Fixed Maturity Option as of the applicable Transaction Date. The Fixed Maturity Amount of a Fixed Maturity Option is equal to the amount allocated to that Fixed Maturity Option, plus interest at the Rate to Maturity, minus any withdrawals, transfers and charges, if any, deducted from the Fixed Maturity Option and adjusted for any market value adjustment previously applied.

     The last day of a Fixed Maturity Option is its Expiration Date. We will notify you at least 15 days but not more than 45 days before the Expiration Date of each Fixed Maturity Option. One of the following three options may be elected at the Expiration Date, none of which will result in a market value adjustment:

      (a) transfer the amount in the Fixed Maturity Option into another Fixed Maturity Option of any available duration that we then offer;

      (b) transfer the amount in a Fixed Maturity Option to another Investment Option;

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      (c)   make a withdrawal from the amount in the Fixed Maturity Option
            (subject to any Withdrawal Charges and applicable restrictions that may apply).

     If no election is made with respect to amounts in a Fixed Maturity Option as of the Expiration Date, such amounts will be transferred into the Fixed Maturity Option with the earliest available Expiration Date that occurs after the then current calendar year. If we are not offering new Fixed Maturity Options, then such amounts will be transferred into the Money Market Variable Investment Option. During the 30 days following the Expiration Date, the amount in the Fixed Maturity Option (less any withdrawals or transfers made or charges deducted during such 30 day period) may be transferred into a new Fixed Maturity Option or other Investment Option. A market value adjustment will not apply.

     If you are age [76] or older, allocations may be made only to Fixed Maturity Options with maturities of five years or less. In no event may you elect a Fixed Maturity Option that extends beyond the Annuity Commencement Date.

     Notwithstanding what is stated in the Contract, amounts allocated to a Fixed Maturity Option are held in our Separate Account No. 48. We have established Separate Account 48 and maintain it in accordance with the laws of New York State. Income, realized and unrealized gains and losses from the assets of Separate Account 48 are credited to or charged against it without regard to our other income, gains or losses. Assets are placed in Separate Account 48 to support the Contract and other annuity contracts. The assets of Separate Account 48 are our property. The portion of such assets equal to the reserves and other contract liabilities will not be chargeable with liabilities that arise out of any other business we conduct. We may transfer assets of Separate Account 48 in excess of reserves and other liabilities with respect to such account to another separate account or to our general account.

     We have the right, subject to compliance with applicable law, to: (a) add new separate accounts to be used for the same purpose as Separate Account 48, (b) divide Separate Account 48 into two or more separate accounts to be used for the same purpose, and (c) combine Separate Account 48 with any other separate account that is used for the same purpose.

II.      TRANSFERS, WITHDRAWALS, DEATH AND ANNUITY BENEFITS

     If a request is made for a transfer from a Fixed Maturity Option to another Investment Option or for a withdrawal from a Fixed Maturity Option, other than as described in Item I above, the transfer or withdrawal will be subject to a market value adjustment as described below. The market value adjustment will be in addition to any withdrawal charges that may apply.

     Amounts applied from a Fixed Maturity Option to provide a death benefit or any annuity form offered by us will be subject to a market value adjustment, unless

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     otherwise provided in the Data Pages. A negative market value adjustment will not be imposed on a death benefit.

     Payments or transfers from the Fixed Maturity Option may be deferred up to six months while you are living.

     No transfers are permitted to a Fixed Maturity Option from any Investment Option after the initial Contribution or transfer into such Fixed Maturity Option.

III.     MARKET VALUE ADJUSTMENT

     The market value adjustment applicable upon transfer or withdrawal from a Fixed Maturity Option is determined as follows:

     (a) We determine the Fixed Maturity Amount that will be payable on the Expiration Date of the Fixed Maturity Option, using the Rate to Maturity for such Fixed Maturity Option.
     (b) We determine the period remaining in your Fixed Maturity Option (on the Transaction Date of your transfer or withdrawal) and convert it to a fractional year based on a 365-day year. For example, three years and 12 days becomes 3.0329.
     (c) We determine the current Rate to Maturity that would apply on the Transaction Date to new allocations to the same Fixed Maturity Option, and add a current rate percentage that we determine up to a maximum of [.50%].
     (d) We determine the present value of the Fixed Maturity Amount payable at the Expiration Date, using the period determined in item (b) and the rate determined in item (c).
     (e)   We determine the Fixed Maturity Amount as of the Transaction Date.
     (f) We subtract (d) from the result in (e). The result is the market value adjustment, which may be positive or negative, applicable to such Fixed Maturity Option.

     The market value adjustment (positive or negative) resulting from a withdrawal or transfer of a portion of the amount in a Fixed Maturity Option will be a percentage of the market value adjustment that would apply if the entire amount in a Fixed Maturity Option were withdrawn. The percentage is determined by dividing (i) the amount of the withdrawal or transfer from the Fixed Maturity Option by (ii) the Annuity Account Value in such Fixed Maturity Option prior to the withdrawal or transfer. The market value adjustment will be in addition to any withdrawal or transfer charges which otherwise apply.

     If we are no longer offering new Fixed Maturity Options to which the current Rate to Maturity would apply, we will use the "Moody's rate" which will be a rate based on the most recent Moody's Corporate Bond Yield Average - Monthly Average Corporates, for the duration required, as published by Moody's Investor Services, Inc. The rate for the numerator will be the Moody's rate for the initial duration of the Fixed Maturity Option on the date the allocation or transfer was made to such Fixed


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     Maturity Option and the rate for the denominator will be the Moody's rate for the remaining duration on the date the withdrawal or transfer is made. If such Moody's rate is not available, a rate based on a substantially similar average will be used.

IV.      REPORTS AND NOTICES

     We will report the values of the Fixed Maturity Options in the reports sent out as described in your Contract. Such report will include the Fixed Maturity Amount, market value adjustment and Annuity Account Value in the Fixed Maturity Option.



AXA EQUITABLE LIFE INSURANCE COMPANY


/s/ Christopher M. Condron                  /s/ Karen Field Hazin
Christopher M. Condron                      Karen Field Hazin
Chairman and Chief Executive Officer        Senior Vice President, Secretary and
                                            Associate General Counsel


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